October 25, 2017

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Craig Arakawa

          Accounting Branch Chief

Re:	Iconix Brand Group, Inc. (the “Company”, “Iconix”, “we”, “us” or “our”)
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 15, 2017
File No. 001-10593

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission, dated October 20, 2017, to the Form 10-K of Iconix, filed March 15, 2017. As the Company is currently in the midst of its quarterly close process for the third fiscal quarter of 2017, we will need additional time to prepare its response. We anticipate that the Company’s response will be filed on or before November 22, 2017.

Please do not hesitate to contact me at (212) 819-2069 with any questions or further comments.

Very truly yours,

/s/ David K. Jones
David K. Jones
Chief Financial Officer